UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission file number: 001-04059

KONINKLIJKE LUCHTVAART MAATSCHAPPIJ N.V.

(Exact name of Registrant as specified in its charter)

Amsterdamseweg 55
Amstelveen
The Netherlands
(+31) 20 649 9123

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common shares, par value €2 per share

(Title of each class of securities covered by this form)

None

(Titles of all other classes of securities for which a duty to file reports under Section 13(a) or
15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)	☒	Rule 12h-3(b)(1)(i)	☒
Rule 12g-4(a)(1)(ii)	☐	Rule 12h-3(b)(1)(ii)	☐
Rule 12g-4(a)(2)(i)	☐	Rule 12h-3(b)(2)(i)	☐
Rule 12g-4(a)(2)(ii)	☐	Rule 12h-3(b)(2)(ii)	☐
		Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date: 247

Pursuant to the requirements of the Securities Exchange Act of 1934, KLM Royal Dutch Airlines has duly caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

KLM Royal Dutch Airlines
Date: July 22, 2005	By:	/s/ Frédéric Gagey
		Name:	Frédéric Gagey
		Title:	Managing Director & CFO

By:	/s/ Jan-Ernst de Groot
	Name:	Jan-Ernst de Groot
	Title:	SVP & General Secretary